OFFERING MEMORANDUM: PART II OF OFFERING STATEMENT

(EXHIBIT A TO FORM C)

LAUGH RADIO, INC.

8 10th Street, Suite 3506

San Francisco, CA 94103

www.laughradio.com



Up to $1,000,000 of Series Seed-3 Preferred Stock

Laugh Radio, Inc. ("Laugh Radio" "the company," "we," or "us"), is offering up to $1,000,000 worth of Series Seed-3 Preferred Stock (the "Preferred Shares") of the company.

The minimum target offering is $100,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $100,000 by June 2, 2017. The company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $450,000 under the Combined Offerings (the "Closing Amount") by June 2, 2017 no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the company reaches its Closing Amount prior to June 2, 2017, the company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have

not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

Laugh Radio, Inc. ("Laugh Radio" "the company," "we," or "us") was formed on January 27, 2016. Upon the filing of the Second Amended and Restated Certificate of Incorporation, the Company will be authorized to issue 19,100,000 shares of Common Stock and 7,254,885 shares of Preferred Stock, with all rights and privileges determined in the company's Second Amended and Restated Certificate of Incorporation.

The company streams comedy via an app. The app launched on August 11, 2016. Listeners can subscribe to either (i) an advertising supported app for free or (ii) an advertisement-free app for $3.99 per month.

A detailed description of our products and services, our production process, and business plans can be found on the company's profile on SeedInvest at www.seedinvest.com and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due diligence

Due diligence by CrowdCheck, Inc.



THE TEAM

Dave Scott is the founder of Laugh Radio. Mr. Scott is the majority stockholder of the company.

Officers, directors and key employees

This table shows the officers, directors and key employees on our team:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Does the employee work fulltime for the company, and if not, where else does the employee work?
OFFICERS				
Dave Scott	CEO and Founder		January 2016	Full Time
DIRECTORS				
Dave Scott	Director		January 2016	Full Time
Michael Palitz	Director		January 2017	
SIGNIFICANT EMPLOYEES				
Michael Rome	Co-Founder		February 2016	Full Time
Rashidi Hendrix	Chief Content Officer		February 2016	Full Time
EJ Emeagwali	Co-Lead Developer		March 2016	Full Time
Nikhil Karnik	Co-Lead Developer		March 2016	Full Time

Dave Scott

Dave Scott is currently the founder and Chief Executive Officer. This is the third company he has started. Previously, he was the CEO of MarketFish from 2008 to 2013 and the CEO of NextPlanetOver.com from January 1999 to March 2003. He has held various CMO positions at companies such as PeopleSoft, AT&T Wireless, Intermec and LiveFyre. He is an expert in Lead Generation Marketing and has published two books on the topic, "The New Rules of Lead Generation: Proven Strategies to Maximize Marketing ROI" and "The New Essential Guide to Small Business Marketing." He has hosted a syndicated radio show on marketing called Marketing Superstars. Scott was also paid stand-up comedian in NYC. Scott graduated in 1998 with an MBA from Wharton and received a BS in Computer Sciences from William & Mary in 1992.

Michael Palitz

Michael Palitz is currently an investor and board member. Michael Palitz was previously Chief Financial Officer of Financial Federal Corporation (NYSE:FIF), which was acquired in 2010 by People's United Financial, Inc. (Nasdaq:PBCT); he was one of the initial founders of FIF in 1989. Prior to FIF, Mr. Palitz was an officer at predecessors of J.P.Morgan Chase and Deutsche Bank. Mr. Palitz also owned and operated COMIX, a 350 seat stand-up comedy club located in lower Manhattan. He is currently managing director with Preston Partners, an asset management firm.

Michael Rome

Michael Rome is currently the co-founder. He served as an investor and portfolio manager for several NY/CT hedge funds from 2001 until 2015 including, Highline from 2003 to 2006, SAC from 2006-2008, Diamondback from 2008 to 2011 and Nomura from 2012 to 2014. Prior to that he was an analyst at Capital Research and also worked at DLJ as an associate to the Chief Economist. Michael graduated in 1998 with an MBA from The Wharton School and graduated magna cum laude from Washington University with BA in Economics in 1992. He also earned the CFA designation.

Rashidi Hendrix

Rashidi Hendrix is currently the Chief Content Officer. He was appointed Chief Content Officer in February 2016. He has over 20 years of experience in music licensing. Previously he was a writer for the Jimmy Kimmel show, he worked at MTV and has been a writer and producer for numerous shows, including The Apprentice and BET Awards. He received a BS degree in engineering from Florida State University.

Nikhil Karnik

Nikhil Karnik is currently the co-lead developer. He was appointed lead developer in 2016. Prior to joining us, he worked as a software engineer at Microsoft from 2015 to 2016. He also had prior experience at Yammer and Zillabyte from 2014 to 2015. He started his careers as software engineer for a biotech and data infrastructure startup. He received a BS in engineering from the University of Pennsylvania in 2013.

EJ Emeagwali

EJ Emeagwali is currently the co-lead developer. He was appointed lead developer in 2016. Prior to joining us he worked as a product manager at Google from June 2014 to February 2016. He also spent time at Microsoft from June 2014 to August 2014. He received a BS as well as an MS degree from MIT in Computer Science in 2014 and graduated with a GPA of 4.9 out of 5.0.

Related party transactions

In July 2016, the company entered into two promissory notes payable to its Chief Executive Officer for the aggregate sum of $92,048 of principal received by the company. These notes bear interest at 7% annually and are due and payable upon the closing of the company's next financing transaction in which the company receives gross proceeds of at least $2,500,000.

In August 2016, the company entered into a promissory note payable to its Chief Financial Officer for $15,000 of principal received by the company. This note bears interest at 7% annually and is due and payable upon the closing of the company's next financing transaction in which the company receives gross proceeds of at least $2,500,000.

During 2016, officers and employees of the company provided advances to the company to satisfy cash flow needs. These arrangements were informal and without note agreements. The total balance due under such arrangements as of December 31, 2016 was $41,766. These advances bear no interest and are considered payable on demand.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are some of the risks that relate to our company:

- **This is a brand-new company.** It has a limited operating history, few customers, and has received limited revenues to date. If you are investing in this company, it's because you think this is a good idea, that Dave Scott can execute it better than his competition, that the company can price its services and sell them to enough subscribers that the company will succeed.

- **We have no operating history, and therefore, we cannot assess our growth rate and earnings potential**. It is possible that our company will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new products; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies; and difficulty recruiting and retaining qualified employees for management and other positions. The company may face these and other difficulties in the future and some may be beyond its control. If the company is unable to successfully address these difficulties as they arise, the company's future growth and earnings will be negatively affected. We cannot assure investors that our business model and plans will be successful or that we will successfully address any problems that may arise. It is possible that you could lose your entire investment.

- **We have a small management team.** We depend on the skills and experience of Dave Scott, our Chief Executive Officer. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

- **The company is controlled by its founder.** Dave Scott currently holds the majority of the company's voting stock, and at the conclusion of this offering will continue to hold the majority of the company's voting stock. Further, preferred stock has been issued to other investors. Investors in the Series Seed-3 Preferred Stock (the shares that are being sold in this offering) may not have the ability to control a vote by the stockholders or the Board.

- **We rely heavily on our developers to create and manage our app.** We rely heavily on the skills and expertise of our developers. If we lose our current developers or have delays in recruiting new developers it could negatively affect the company and its business.

- **We have a number of competitors.** There are already a number of companies, including Pandora, Spotify, SiriusXM, and Apple, which provide similar comedy streaming services. Although we solely focus on comedy and have many licensing agreements in place, our competitions may be able to obtain a larger catalog of licensing agreements and offer a better product at a lower price. Our business model is primarily dependent on generating more advertising revenue than what we pay to obtain our content. Due to scale economies in advertising sales, streaming comedy competitors that sell advertising limit our market share, and therefore our ability to compete for advertising dollars which make us profitable.

- **We are dependent on licenses for the rights to content for our app.**

  We are dependent on the content licensed to us, and our ability to legally stream content is dependent on negotiated licenses. For all these licenses, there is no guarantee that the rates we currently pay will continue beyond the terms of the licenses. Nor is there any guarantee that we could enter into new licenses on terms that are favorable enough to enable us to be profitable.

- **The investment agreement contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.** By purchasing Preferred Shares in this offering, you agree to be bound by the dispute resolution and class action waiver provisions found in Sections 7.12 and 7.13 of the Series Seed-3 Preferred Stock Investment Agreement (the "Investment Agreement"). Those provisions apply to claims regarding this offering. Any debate about the terms of the Series Seed-3 Preferred Stock will be governed by Delaware law in California. Those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

- **Some investors have more rights than others.** Under the Investment Agreement and the Investor Rights Agreement ("IRA") that investors will subscribe to at the same time as they commit to purchase the Preferred Shares, Major Purchasers (who invest more than $50,000) will have additional information rights and the ability to invest in future financings on more favorable terms. Under the IRA, earlier investors have additional informational rights and first refusal rights.

- **Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially start-ups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

- **The company will likely need to raise additional funds.** We may not sell enough Preferred Stock to meet our operating needs and fulfill our plans, in which case we may cease operating, which could lead to the total loss of your investment. Even if we sell all the Preferred Stock we are offering now, we will likely need to raise additional funds in the future, and if we are unable to do so, the business could fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment being valued less because later investors might get better terms and the issuance of additional shares may dilute your proportional ownership.

- **The auditor has issued included a "going concern" note in the reviewed financials**. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in Laugh Radio are reflected below:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the offering
Dave Scott	7,000,000 shares of Common Stock	59%

Pursuant to the Amendment No. 3 to the 2016 Equity Incentive Plan, the company has reserved for issuance 4,320,244 shares of common stock.

The offering

The securities offered in this offering

Investors in this offering can purchase Series Seed-3 Preferred Stock at a price of $0.4598 per share. The terms of the Preferred Shares are described below in "Classes of securities of the company".

Our Target Amount for this offering to investors under Regulation Crowdfunding is $100,000. Additionally, we have set a minimum Closing Amount of $450,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of June 2, 2017.

The minimum investment in this offering is $500. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The company is selling Preferred Shares in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this offering under Regulation Crowdfunding. The company is offering the Preferred Shares to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment under the Investment Agreement, including:

- greater information and inspection rights,
- upon a subsequent financing, they will receive the more favorable rights, if any, of major purchasers in that next financing,
- a right of first refusal,
- tag along rights, and

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- participation rights granting them the right to purchase their pro rata share of new common and preferred shares.

Classes of securities of the company

The following description summarizes important terms of the securities of the company and does not provide every detail that may be of interest to investors in this offering. A description of the rights for Common Stock and Preferred Stock holders may be found in the Second Amended and Restated Certificate of Incorporation, Investors Rights Agreement, Investment Agreement and the Bylaws of the company.

Promissory notes

In July 2016, the Company entered into two promissory notes payable to its Chief Executive Officer for the aggregate sum of $92,048 of principal received by the company. These notes bear interest at 7% annually and are due and payable upon the closing of the company's next financing transaction in which the company receives gross proceeds of at least $2,500,000.

In August 2016, the Company entered into a promissory note payable to its Chief Financial Officer for $15,000 of principal received by the Company. This note bears interest at 7% annually and is due and payable upon the closing of the company's next financing transaction in which the company receives gross proceeds of at least $2,500,000.

Common Stock

On January 27, 2016, the Company issued: (i) 7,000,000 shares of common stock to its Chief Executive Officer and President for total proceeds of $700 and (ii) 100,000 shares of common stock to its legal counsel, for total proceeds of $10. On September 30, 2016, the Company exercised its repurchase option with respect to 75,000 of the shares of common stock issued to its legal counsel.

Upon the filing of the Second Amended and Restated Certificate of Incorporation, the Company will have authorized up to 19,100,000 shares of Common Stock. The company's Second Amended and Restated Certificate of Incorporation set forth the rights, preferences, privileges, and restrictions relating to the Common Stock.

Dividend Rights

Dividend rights of the holders of common stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock.

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Common Stock voting as a class and excluding shares issued upon conversion of preferred stock are entitled to designate two directors.

Right to Receive Liquidation Distributions

Liquidation distributions for the holders of common stock are subject to and qualified by the rights, powers and privileges of the holders of preferred stock.

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Rights and Preferences

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

2016 Equity Incentive Plan

The company has reserved 4,320,244 shares of Common Stock pursuant to the 2016 Equity Incentive Stock Plan. As of January 11, 2017, the company has issued 2,592,244 stock options to various employees and advisors of the company.

Preferred Stock

Upon the filing of the Second Amended and Restated Certificate of Incorporation, the Company will have authorized up to 7,254,885 shares of Preferred Stock. The company's Second Amended Restated Certificate of Incorporation set forth the rights, preferences, privileges, and restrictions relating to the Preferred Stock. 3,288,630 shares of the Preferred Stock are designated Series Seed Preferred Stock, 350,408 are designated Series Seed-1 Preferred Stock, 1,440,989 are designated Series Seed-2 Preferred Stock and 2,174,858 are designated Series Seed-3 Preferred Stock (collectively, the "Preferred Stock").

Dividend Rights

Holders of Preferred Stock are entitled to receive cumulative accruing dividends at an annual rate of 6%, whether or not declared by the board of directors, payable out of legally available funds when, as, and if declared by the board of directors. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

The holders of Preferred Stock are entitled to cast the number of votes equal to the number of whole shares of Common Stock that their Preferred Stock is convertible into, and additionally have approval rights as a separate class with respect to certain company actions as defined in Section B.2.3 of the Second Amended and Restated Certificate of Incorporation. These matters include a vote to:

- alter or change the rights, powers or privileges of the Preferred Stock to adversely affect the Preferred Stock;

- increase or decrease the authorized number of shares of Common Stock or Preferred Stock;

- create or authorize the creation of or obligate the company to issue shares of, any new class or series of capital stock having rights, powers, that are senior to or on a parity with the Preferred Stock with respect to the distribution of assets on the liquidation or any deemed liquidation event (e.g., sale of the company), the payment of dividends and rights of redemption or otherwise;

- create or authorize the creation of, or issue any debt security if the company's aggregate indebtedness after the issuance of such debt securities would exceed $500,000;

- redeem or repurchase any shares of Common Stock or Preferred Stock other than for certain exemptions;

- declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

- increase or decrease the number of directors;

- within 2 years of the date of the filing of the restated Certificate of Incorporation to increase the number of shares reserved and available for issuance pursuant to any equity-based incentive or compensation plan to more than the number currently authorized;

- liquidate, dissolve or wind-up the business and affairs of the company or effect any deemed liquidation event; or

- consent, agree or commit to any of the foregoing without the approval of holders of Preferred Stock.

The holders of Preferred Stock, voting as a separate class, are entitled to elect one member of the board of directors of the company.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Preferred Stock will be entitled to receive, prior and in preference to the holders Common Stock, and on a pari pasu basis an amount per share as defined in Section B.1.1 of the Second Amended and Restated Certificate of Incorporation.

Right of Conversion

Holders of our Preferred Stock may convert into Common Stock at a conversion price of $0.4598 per share for Series Seed Preferred Stock, $0.4138 per share for Series Seed-1 Preferred Stock, $0.3678 per share for Series Seed-2 Preferred Stock and $0.4598 per share for the Series Seed-3 Preferred Stock. However, all conversion prices are subject to the appropriate adjustment in the event of certain issuances of additional shares of Common Stock (as defined in Section B.3.3 of the Second Amended and Restated Certificate of Incorporation). Preferred Stock will automatically convert upon (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least eighty percent of the outstanding shares of Preferred Stock voting as a single class on an as converted basis.

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Redemption Rights

Holders of Series Seed Preferred Stock, the Series Seed-1 Preferred Stock and the Series Seed-2 Preferred Stock are entitled to redemption rights, which can be exercised from the seventh anniversary of the issuance shares first issued under these series.

Rights under the Series Seed-3 Preferred Stock Investment Agreement

Under the Series Seed-3 Preferred Stock Investment Agreement, investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below.

- Major Purchasers are entitled to inspection rights and access to the company's financial information.

- Major Purchasers are also entitled to participation rights granting them the right of first refusal to purchase their pro-rata share of new common and preferred shares.

- If the next financing the company undertakes provides for more favorable provisions (e.g., registration rights, price based anti-dilution, etc.), the company will provide substantially similar terms to the holders of Series Seed-3 Preferred Stock with respect to the Series Seed-3 Preferred Stock. Major Purchasers will have the more favorable terms available to major purchasers in the next financing, to the extent such a concept exists.

Rights under the First Amendment to the Investor Rights Agreement and the Investor Rights Agreement

Pursuant to the First Amendment to the Investor Rights Agreement, certain holders of Preferred Stock are entitled to additional rights, including drag along rights. In addition, holders of Series Seed Preferred Stock, the Series Seed-1 Preferred Stock and the Series Seed-2 Preferred Stock have additional contractual rights including, but not limited to, the following: (i) most favored nation status, (ii) the right of first refusal, (iv) tag-along rights, and (v) participation rights in future offerings.   Major Purchases in this offering are also entitled to the right of first refusal and tag-along rights.

All Preferred Stock has preference over Common Stock.

What it means to be a minority holder

As an investor in Series Seed-3 Preferred Stock of the company, your rights will be more limited than the rights of the holders of Common Stock who control the company in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to Common Stock of the company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

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Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists at a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic

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changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent. They will be responsible for keeping track of who owns our securities.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. Laugh Radio, Inc. (the "company"), is a corporation organized January 27, 2016 under the laws of Delaware. The company operates a mobile application dedicated to streaming stand-up comedy over the internet to users.

In the following paragraphs, we include a discussion of our financials, which have been reviewed by Artesian CPA, LLC (Independent Accountant's Review Report dated April 3, 2017).

Financial condition

The following discussion includes information based on our unreviewed operating data for 2017 and is subject to change once we complete our fiscal year, prepare our financial statements and our accountant completes a financial review of those statements.

Results of Operations

To date, the company has not made any profits and is still a "development stage company." While some financial resources have come from sales, sales only provide a fraction of the money needed to operate the company, and profits are not likely for some time. Accordingly, the company Independent Accountant's Review Report provides that the company's financials were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

For the year ended December 31, 2016, we recorded net revenues of $4,835. To determine the company's gross loss, the costs of net revenue are deducted. For the year ended December 31, 2016, the company's cost of revenues totaled $5,554, for a gross loss of $719.

The company's operating expenses consist of general and administrative, development, and sales and marketing. For the year ended December 31, 2016, the company's total operating expenses were $956,769.

As a result of the foregoing, our net losses for 2016 were $957,488.

Plan of Operations and Milestones

The company launched in August 2016. Upon launching, 70,000 downloads occurred in the first month. The average listening time per active user was 50 minutes. Customer retention is 50% greater than the industry average on a daily basis and 75% greater than the industry average on a weekly basis. In March 2017 the company completed a Series Seed Preferred raise and secured $1,500,000 in financing.

Subsequent financial milestones for the company include: (i) raising the Maximum Offering amount, (ii) adding additional salaried positions, and (iii) paying off indebtedness.

Liquidity and Capital Resources; Future Trends

The company was initially capitalized by loans evidenced by the issuance of promissory notes to Dave Scott and Michael Rome in the aggregate amount of $107,048. The principal amount of promissory notes outstanding as of December 31, 2016 was $107,048.

As of December 31, 2016 we had cash on hand in the amount of $44,618. Total liabilities as of December 31, 2016 were $1,023,926.

On January 11, 2017, the company entered into a Series Seed Preferred Stock Purchase Agreement pursuant to which it sold $1,500,000 of its Series Seed Preferred Stock. The company sold 4,944,923 shares of Series Seed Preferred Stock, Series Seed-1 Preferred Stock, and Series Seed-2 Preferred Stock to certain accredited investors in the transaction, which number of shares includes the conversion of $765,000 in SAFE Agreements.

The company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the company's planned operations or failing to profitably operate the business. Currently, the company intends to generate revenues and raise capital through the issuance of stock in this offering. The company's burn rate prior to this offering is approximately $130,000 per month. The company believes that proceeds from this offering will be sufficient to last it for approximately 12 months.

The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned. Since the company provides an app for its subscribers it does not need or keep any significant inventory.

Indebtedness

In July 2016, the Company entered into two promissory notes payable to its Chief Executive Officer for the aggregate sum of $92,048 of principal received by the company. This note bears interest at 7% annually and is due and payable upon the closing of the company's next financing transaction in which the company receives gross proceeds of at least $2,500,000.

In August 2016, the Company entered into a promissory note payable to its Chief Financial Officer for $15,000 of principal received by the Company. This note bears interest at 7% annually and is due and payable upon the closing of the company's next financing transaction in which the company receives gross proceeds of at least $2,500,000.

Recent offerings of securities

We have made the following issuances of securities within the last three years:

Common stock

- On January 27, 2016, the Company issued, in reliance on Section 4(a)(2) of the Securities Act: (i) 7,000,000 shares of common stock to its Chief Executive Officer and President for the nominal amount of $700 and (ii) 100,000 shares of common stock to its legal counsel, for the nominal amount of $10.

SAFE Agreements

- Subsequent to the date of the balance sheet, in reliance on Section 4(a)(2) of the Securities Act, the company raised $765,000, ($100,000 of such was issued in exchange for marketing services in lieu of cash) under simple agreements for future equity (SAFE Agreements). The SAFE Agreements provide for conversion into equity at the next preferred stock equity financing at a 20% discount (with the exception of $145,000 and $90,000 of these SAFE agreements, instead being issued with a 10% and 0% discount, respectively) to the pricing in the triggering financing round or the number of shares derived from dividing a $7,000,000 valuation cap by the Company's capitalization (as defined in the agreements), whichever results in a greater number of shares. All such SAFEs converted into Preferred Stock in our Series Seed Preferred Stock financing. The proceeds of the offering were used for general business purposes.

Promissory Notes

- In July 2016, in reliance on Section 4(a)(2) of the Securities Act, the Company entered into two promissory notes payable to its Chief Executive Officer for the aggregate sum of $92,048. This note bears interest at 7% annually and is due and payable upon the closing of the company's next financing transaction in which the company receives gross proceeds of at least $2,500,000. The proceeds of the offering were used for general business purposes.

- In August 2016, in reliance on Section 4(a)(2) of the Securities Act, the Company entered into a promissory note payable to its Chief Financial Officer for $15,000. This note bears interest at 7% annually and is due and payable upon the closing of the company's next financing transaction in which the company receives gross proceeds of at least $2,500,000. The proceeds of the offering were used for general business purposes.

Series Seed Preferred Stock Financing

- On January 11, 2017, in reliance on Section 4(a)(2) of the Securities Act, the company entered into a Series Seed Preferred Stock Purchase Agreement pursuant to which it sold $1,500,000 of its Series Seed Preferred Stock. The company sold an aggregate of 4,944,923 shares of Series Seed Preferred Stock, Series Seed-1 Preferred Stock, and Series Seed-2 Preferred Stock to certain accredited investors in the transaction, which number of shares includes the conversion of $765,000 in SAFE Agreements. The proceeds of the offering were used for general business purposes.

Valuation

We have not undertaken any efforts to produce a valuation of the company.

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of this offering. If we raise the Closing Amount of $450,000, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to SeedInvest and legal, accounting and related expenses), will be approximately $425,000. We plan to use these proceeds as follows:

- Approximately 50%for salaries and compensation.

- Approximately 20% for marketing costs.

- Approximately 20% to develop original content.

- Approximately 10% for device integration.

Further, the company does not have plans to acquire assets.

If we raise the Maximum Amount of $1,000,000 the net proceeds of this offering to the issuer will be approximately $940,000. We plan to use these proceeds as follows:

- Approximately 30% for salaries and compensation.

- Approximately 30% for marketing costs.

- Approximately 30% to develop original content.

- Approximately 10% for device integration.

Further, the company does not have plans to acquire assets.

If we receive funds in our concurrent offering under 506(c), we may allocate some of those funds to cover some, if not all of the costs, of uses identified above.

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The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.laughradio.com.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Updates on the status of this offering may be found at: www.seedinvest.com.

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your preferred stock. At that point, you will be an investor in the company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

- The intermediary will notify investors when the target offering amount has been met;

- The company is making concurrent offerings under both Regulation CF and Regulation D and unless the company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;

- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;

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- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Social Security Number or government-issued identification

5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

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- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 stockholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

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You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the company that sold the securities

2. To an accredited investor

3. As part of an offering registered with the SEC (think IPO)

4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.

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